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                                                                      EXHIBIT 57


FOR IMMEDIATE RELEASE                                      Contact: Maureen Fisk
                                                                    847/468-2452




                         SAFETY-KLEEN ANNOUNCES BOARD
                            ACTIONS WITH RESPECT TO
                       LAIDLAW ENVIRONMENTAL NEGOTIATIONS


     March 12, 1998 -- Elgin, Illinois -- Safety-Kleen Corp. (NYSE/SK) today announced that its Board of Directors has amended the Company's Shareholder Rights Agreement, or poison pill, to exempt the currently pending Laidlaw Environmental Services ("LLE") exchange offer. The exemption will be applicable if their tender offer is consummated before midnight, EST, on March 27, 1998 on its present terms or terms that are more favorable to shareholders.

     Those terms include, without limitation, that at least two-thirds of Safety-Kleen shares be tendered and that the per share consideration of $18 cash plus 2.24 to 2.8 shares of LLE common stock, based on Laidlaw's exchange ratio, not be diminished. The exemption also requires that LLE publicly confirm that it will complete the merger on terms at least as favorable as the exchange offer.

     The Board also created a similar exception from the restrictions of the Wisconsin Business Combination Statute as long as Laidlaw completes the merger for the same per share payment as provided in its pending exchange offer and no less than that paid in consummating its exchange offer. If Safety-Kleen is a Wisconsin resident domestic corporation, the Business Combination Statute would otherwise prevent LLE from consummating a merger with Safety-Kleen for three years after it acquired more than 10% of Safety-Kleen's outstanding stock.

     Safety-Kleen tried to negotiate an improvement in the terms of the LLE offer to address its concerns about the value of the stock component of that offer. Laidlaw refused to improve those terms. The Board's concerns remain and accordingly, it has determined to make no recommendation with respect to the proposed offer. The Board determined to remove the poison pill and business combination statute restrictions on the Laidlaw Environmental offer, thereby allowing shareholders to determine for themselves whether to tender their shares. In reaching its determinations, the Board considered the inability to win shareholder approval for the SK Parent Merger as well as the absence, at the present time, of a viable alternative of comparable value

     Safety-Kleen is an environmental and industrial service company dedicated to helping nearly 400,000 industrial and automotive businesses process their waste streams.

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